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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A
                      Information Statement pursuant to
                             RULE 13D-1 AND 13D-2

                              (Amendment No. 2)

                             HEALTHTRONICS, INC.
                             -------------------

                               (Name of Issuer)
                          COMMON STOCK, NO PAR VALUE
                          --------------------------

                        (Title of Class of Securities)
                                 42222L-10-7
                                 -----------

                                (CUSIP Number)

                        (Continued on following pages)
                             (Page 1 of 6 Pages)


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                               (Page 2 of 6 Pages)
                         ------------------------------


1.     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

                  Roy S. Brown

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                            (b) [ ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United Kingdom

               5.   SOLE VOTING POWER

NUMBER OF      939,138 shares, including (i) 40,000 which are issuable upon
SHARES         the exercise of immediately exercisable stock option (ii) 247,000
BENEFICIALLY   shares in spouse's name (iii) 400 shares in spouse's IRA
OWNED BY       -----------------------------------------------------------------
EACH
REPORTING                                                                      -
PERSON WITH
               ----------------------------------------------------------------
               6.   SHARED VOTING POWER

               7.   SOLE DISPOSITIVE POWER
               939,138 shares, including (i) 40,000 which are issuable upon the exercise of immediately exercisable stock option
               (ii) 247,000 shares in spouse's name (iii) 400 shares in spouse's IRA

               8.   SHARED DISPOSITIVE POWER

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               939,138 shares, including (i) 40,000 which are issuable upon the exercise of immediately exercisable stock option (ii) 247,000 shares in spouse's name (iii) 400 shares in spouse's IRA

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES         [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.6%

12.   TYPE OF REPORTING PERSON

                  IN


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                               (Page 3 of 6 Pages)
                         ------------------------------


ITEM 1(A).   NAME OF ISSUER

                  HealthTronics, Inc.


ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1841 West Oak Parkway, Suite A
                  Marietta, GA 30062

ITEM 2(A).   NAME OF PERSON FILING.


                  The reporting person is Roy S. Brown.


ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.


                  The principal business address of Roy S. Brown is:

                  1841 West Oak Parkway, Suite A, Marietta, GA 30062


ITEM 2(C).   CITIZENSHIP.

                  Roy S. Brown is a citizen of the United Kingdom.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES.


                  Common stock, no par value per share.


ITEM 2(E).   CUSIP NUMBER.


                  42222L-10-7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-A (B) OR A3D-2 (B), CHECK WHETHER THE PERSON FILING IS A:


              Not applicable. This statement is filed pursuant to Rule 13d-1(d).


ITEM 4.  OWNERSHIP.


         (a) Amount beneficially owned by reporting person as of December 31, 2000:


                  939,138 shares


         (b)      Percent of Class:


                  8.6%


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                               (Page 4 of 6 Pages)
                         ------------------------------



         (c)      Number of shares as to which such person has (see notes):


                  (i)      Sole power to direct the vote:


                                939,138 shares  (1),(2),(3)


                  (ii)     Shared power to vote or to direct the vote:


                                0 shares


                  (iii)    Sole power to dispose or direct the disposition of:


                                939,138 shares  (1),(2),(3)


                  (iv)     Shared power to dispose or direct the disposition of:


                                0 shares


NOTES:

         (1) includes 40,000 shares which are issuable upon the exercise of immediately exercisable stock options

         (2)      includes 247,000 shares in spouse's name

         (3)      includes 400 shares in spouse's IRA

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


                  Not applicable.


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                               (Page 5 of 6 Pages)
                         ------------------------------



ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


             Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.


             Not applicable.


ITEM 10. CERTIFICATION.


             Not applicable.



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                               (Page 6 of 6 Pages)
                         ------------------------------

                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  2/20/2001
                                                  ---------------------------
                                                  (Date)



                                                  /s/ Roy S. Brown
                                                  ---------------------------
                                                  (Signature)



                                                  Roy S.Brown
                                                  ---------------------------
                                                  (Name/Title)